EXHIBIT 77D
for AXP Bond Fund, Inc.

At a Board of Directors' meeting held September 8-9, the following investment policies was eliminated:

Under normal market conditions, the Fund does not intend to commit more than 5% of total assets to when issued securities or forward commitments.